UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 05, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - SALE OF GREENFIELDS
EXPLORATION TENEMENTS IN COLOMBIA

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
5 March 2019
NEWS RELEASE
SALE OF GREENFIELDS EXPLORATION TENEMENTS IN COLOMBIA
(JOHANNESBURG PRESS RELEASE) AngloGold Ashanti is pleased to announce an agreement with Royal Road Minerals Limited ("Royal Road Minerals") for the sale of its interests in Northern Colombia Holdings Limited ("Transaction"), as it seeks to focus on its portfolio of projects in the country.
Northern Colombia Holdings, a wholly-owned subsidiary of AngloGold Ashanti, owns an exploration title package comprised of mining concession agreements covering approximately
36,000 hectares of land. This package includes the rights to acquire mining concessions over approximately 215,000 hectares of land in prospective mineral belts in the Nariño, Cauca and
Antioquia departments of Colombia.
This Transaction supports the Company's broader strategic objective to maintain a focused and efficient portfolio. In Colombia, AngloGold Ashanti will focus on its key projects in the region, particularly Quebradona and Gramalote.
The sale of the exploration title package under Northern Colombia Holdings Limited represents approximately 70% by area of the explorationtitles outside of AngloGold Ashanti's three key projects in Colombia. Upon closing of the Transaction, AngloGold Ashanti will receive a cash payment of approximately US$4.6 million. Further payments will be made to AngloGold
Ashanti in the event of certain milestones being achieved by Royal Road Minerals including:
US$5 million upon the declaration of an inferred mineral resource of not less than one million gold equivalent ounces on any specific area ("Specific Project")
·
·
·
·
US$5 million on completion of a feasibility study for any Specific Project;
US$5 million on commencement of commercial production for any Specific Project;
and
US$20 million in four equal quarterly payments in the first year following the commencement of commercial production for any Specific Project.
In the event Royal Road Minerals declares an inferred mineral resource of not less than five million gold equivalent ounces on a Specific Project, AngloGold Ashanti has a once-off option to purchase a 75% interest in that Specific Project and certain of the receipts mentioned above are then forfeited for that Specific Project.

Closing of the Transaction is subject to certain conditions precedent, including the completion of a capital raise of at least US$3.5 million by Royal Road Minerals and the receipt of certain regulatory approvals by Royal Road Minerals and AngloGold Ashanti.
Ends
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey                            +27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey                            +27 81 032 2563/+27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman                    +1 646 880 4526/+1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi                            +27 11 637 6763/+27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known an unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable,

no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risks factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the
United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or toreflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website:
www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2019
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance